PACIFIC BOOKER MINERALS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting of Pacific Booker Minerals Inc. (hereinafter called the “Company”) will be held at #1203 - 1166 Alberni Street, in the City of Vancouver, Province of British Columbia, on Thursday, the 24th day of July, A.D. 2025 at the hour of 1:30 o’clock in the afternoon (Vancouver time), for the following purposes:

(a)To receive the Annual Report of the directors to the shareholders, the Financial Statements of the Company and the Auditors Report thereon;

(b)To set the number of directors at five (5);

(c)To elect directors (either by single resolution or separate votes as the Meeting decides);

(d)To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

(e)To approve, as an ordinary resolution of disinterested shareholders, the exercise of stock options granted during the previous year and to authorize and approve the granting and exercise of stock options during the forthcoming year and to authorize the directors to renegotiate or cancel any existing stock options.

(f)To approve, as an ordinary resolution of disinterested shareholders, the 2025 Stock Option Plan;

AND

To transact such further and other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular and Proxy Instrument.  Shareholders who are unable to attend the Meeting in person are requested to complete and to date and sign the enclosed form of Instrument of Proxy.  If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly completed must be deposited at Computershare Investor Services Inc., 510 Burrard Street, Vancouver, BC  V6C 3B9 not less than 48 hours before the time for the holding of the Meeting.

If you are a non-registered shareholder of the Company and a non-objecting beneficial owner and receive materials and a voting instruction form (“VIF”) from Computershare, please complete and return the VIF in accordance with the instructions of Computershare.

If you are a non-registered shareholder of the Company and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary.

The directors of the Company have previously fixed and advertised June 16, 2025 as the record date for the determination of shareholders entitled to receive this Notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of June, A.D. 2025.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Plourde"

John Plourde

President and CEO